NEXEON MEDSYSTEMS INC

1708 Jaggie Fox Way

Lexington, KY, 40511

August 16, 2016

SUBMITTED VIA EDGAR

Tim Buchmiller

Senior Attorney

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexeon MedSystems Inc. (the “Company”)
Registration Statement on Form 10-12G
Filed July 6, 2016
File No. 000-55655

Dear Mr. Buchmiller and Ms. Ravitz:

This letter will respond to your comment letter dated August 2, 2016 (the “Comment Letter”) with respect to the above referenced document filed by the Company (the “Form 10”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Contemporaneously with the submission of this letter, the Company is filing an Amendment No. 1 to the Form 10 with the Commission (the “Amendment”).

1.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

The following discussion has been added to Item 1. Business beginning on Page 4 of the Amendment:

Implications of Emerging Growth Company Status

As a company with less than $1 billion in revenue in our last fiscal year, we are defined as an “emerging growth company” under the Jumpstart Our Business Startups (“JOBS”) Act.  We will retain “emerging growth company” status until the earliest of:

•	The last day of the fiscal year during which our annual revenues are equal to or exceed $1 billion;
•	The last day of the fiscal year following the fifth anniversary of our first sale of common stock pursuant to a registration statement filed under the Securities Act of 1933, as amended, which we refer to in this document as the Securities Act;
•	The date on which we have issued more than $1 billion in nonconvertible debt in a previous three-year period; or
•	The date on which we qualify as a large accelerated filer under Rule 12b-2 adopted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (i.e., an issuer with a public float of $700 million that has been filing reports with the U.S. Securities and Exchange Commission (“SEC”) under the Exchange Act for at least 12 months).

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

•	As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to SEC reporting companies. For so long as we remain an emerging growth company we will not be required to:
•	Have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Wall Street Reform and Consumer Protection Act of 2002;
•	Comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	Submit certain executive compensation matters to stockholder non-binding advisory votes;
•	Submit for stockholder approval golden parachute payments not previously approved;
•	Disclose certain executive compensation related items, as we will be subject to the scaled disclosure requirements of a smaller reporting company with respect to executive compensation disclosure; and
•	Present more than two years of audited financial statements and two years of selected financial data in a registration statement for our initial public offering of our securities.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act.  This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result, our financial statements may not be comparable to companies that comply with public company effective dates.  Section 107 of the JOBS Act provides that our decision to opt into the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the worldwide market value of our common stock held by non-affiliates, or public float, is below $75 million, we are also a “smaller reporting company” as defined under the Exchange Act.  Some of the foregoing reduced disclosure and other requirements are also available to us because we are a smaller reporting company and may continue to be available to us even after we are no longer an emerging growth company under the JOBS Act but remain a smaller reporting company under the Exchange Act.  As a smaller reporting company we are not required to:

•	Have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and
•	Present more than two years of audited financial statements in our registration statements and annual reports on Form 10-K and present any selected financial data in such registration statements and annual reports.

Business Overview, page 5

2.	Given your disclosure in the penultimate paragraph on page 5 that you are developing the device, please revise throughout to remove claims about you and the benefits of your device, or revise to indicate that they represent management’s belief. Examples include the disclosure in the last paragraph on page 5 about the “unique synergies” and the disclosure in the first paragraph on page 11 that the “processes will be readily transferable.”

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Per Comment 2, the following reflects all of the Business Overview section which has been edited pursuant to the specific request in Comment 2. As you are aware, there are a number of other Comments that also impact the Business Overview section. All of these amended sections are also included in the following. However each Comment that involves the Business Overview section also has the exact reply following the Comment. In short, as you go through the reply letter you will see the revisions first occurring in the following per Comment 2 and then duplicated again after each individual Comment.

The following discussion has been added to Item 1. Business Overview beginning on Page 6 of the Amendment:

The Company engages and collaborates with scientists across multiple disciplines in order to identify, validate, and develop high impact technologies that address areas of significant unmet needs in healthcare. Nexeon’s Officers and Directors include cross-disciplinary specialists with expertise in life sciences, computer and physical sciences as well as chemical and biomedical engineering, and have collectively been involved in the development of drugs, medical devices, and technologies with a wide range of applications.

Our Officers and Directors are establishing an international network of leading scientists, technologists, and entrepreneurs that management believes will afford the Company access to promising technologies, within various medical contexts, at a stage where such technologies are still being explored in the laboratories of their origin. The Company is focused on early-stage technologies that management believes show strong clinical and commercial potential.

As of the date of this registration statement, the Company’s core focus is furthering the development of a micro-perforated balloon catheter system for use in treatment of restenosis associated with hemodialysis.

On February 16, 2016, the Company merged with Nexeon MedSystems, Inc. (“NXDE”) – a Delaware corporation. The Company, a Nevada corporation, was the surviving entity. The Company converted 100% of NXDE’s issued and outstanding common and preferred stock into 1,659,946 shares of the Company’s common stock. In addition to the conversion of NXDE shares into common shares of the Company, the Company shall pay a limited liability company formed by the former shareholders of NXDE for the purpose of receiving a royalty equal to Three Percent (3%) (the “NXDE royalty”) of Net Product Sales received by the Company, its affiliates and licensees derived from the commercialization of patents or other intellectual property owned by NXDE prior to the merger. Those patents and other intellectual property serve as the basis for our balloon catheter product, which will be the first product we shall attempt to develop to commercialization.

We have made additional acquisitions of intellectual properties; however, we do not intend to further develop those products in the near future because of the anticipated development costs. For more information on those acquisitions see “Additional Acquisitions” below.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

However, in the future, the Company intends to engage in strategic acquisitions of additional companies, patents, and intellectual properties that management believes are clinically and commercially compelling. The Company will focus on what management believes are early-stage, disruptive technologies that have a mix of (i) a high probability to secure state and federal grant funding, (ii) low regulatory hurdles for FDA approval, (iii) and unique synergies with our other core business segments. However, there can be no assurances that the Company will successfully identify, acquire, or commercialize any additional technologies or intellectual property.

Our Market and Methodology

The U.S. is the world’s largest market for R&D investment with projected expenditure of $465 billion in 2014 – comprising approximately 2.8 percent of the country’s GDP. Over the course of 2014, the federal government was expected to fund $123 billion of this total, with $37 billion of this contributing towards an aggregate of $63 billion expected to be spent in the U.S. academic space. Several academic institutions exceeded $1 billion of annual research spending in 2012. Management believes the opportunity to secure funding for early-stage, physician- and scientist-driven solutions is available, but the process to commercialize that science has been complicated by regulations, business model development challenges, and venture capital issues.

It is management’s belief that Nexeon has assembled the infrastructure, knowledge, personnel, and business model to optimize the non-dilutive capital available from various government agencies to develop technologies from an international pool of scientific research. It is management’s opinion, that emphasizing a “Needs Driven/Business Model Driven” approach to translational medicine best expedites the commercialization process and aligns R&D with shareholder goals. We also believe that Nexeon’s cross-disciplinary approach is particularly well-suited to address a healthcare environment where the convergence of previously unrelated disciplines is becoming especially prominent.

It is management’s belief the investment by the U.S. federal government in research through the nation’s universities, federal laboratories, and non-profit institutions generates innovations and inventions with considerable commercial potential. While much of this research results in thousands of U.S. patent applications each year, many challenges exist in commercializing this university and federal research; thus, it is management’s opinion that only a fraction of the patents are actually licensed and/or monetized. It is our belief that the universities themselves lack the resources to attract investors and entrepreneurs, to identify marketable opportunities, to secure the required capital resources, and ultimately to transform the science into a profitable commercial product or service.

Management believes another major engine of scientific and technological innovation exists within private sector R&D departments. Corporations appear to contribute a substantial portion of the multi-billion dollar investment in the life sciences sectors. In management’s opinion, corporations have proven to be most successful in making incremental changes to commercially-available products and then deploying their sales and marketing resources to launch a successful product. The inertia of a large corporation, however, in management’s opinion, limits the ability to focus on early-stage research ideas and the necessary processes involved in identifying, supporting, and optimizing early projects. It is our belief that few internal innovation projects at these large corporations actually translate into more significant development projects.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Nexeon will adopt a development approach that management believes will enable the Company to identify, and ultimately to commercialize valuable but early-stage, technological advances in the medical space. Prior to seeking the acquisition of patents, licensure, and/or investing capital, Nexeon evaluates life science projects pursuant to the following criteria:

•	Assess and determine regulatory risk and timeline prior to design, build, and manufacturing optimization;
•	Collect customer and key opinion leader’s information prior to acquisition or embarking on additional research;
•	Determine clinical utility now, including reimbursement strategies;
•	Identify funding partners prior to needing them.

Once the Company has evaluated a technology, Nexeon will endeavor to acquire the science and implement the appropriate project management to drive early-stage development. Management believes rigorous screening of prospective technologies will mitigate some of the risk inherent to acquisition of undeveloped technologies and will also minimize the time between the initial at-risk capital raise and preliminary inflection points in technology development.

However, there can be no guarantee that the Company will identify and successfully acquire and commercialize any intellectual property or technologies in the future.

Pulsus Medical, LLC

Overview

Initially, the Company’s core focus will be on driving the development and commercialization of the intellectual property (IP) that will be held by a to-be formed, wholly-owned entity known as Pulsus Medical, LLC. This entity will continue the development of a micro-perforated balloon catheter system for use in treatment of restenosis associated with hemodialysis. The Company’s Chief Innovation Officer, Dr. Mark Bates MD, will serve as the Chief Executive Officer of Pulsus Medical, LLC.

Funding & Development

During 2015 Rosellini Scientific LLC, (“RSLLC”) the largest shareholder of Nexeon, has obtained from the National Institute of Health (“NIH”) pursuant to the Institute’s Small Business Innovative Research Program (“SBIR”) the award of Grant # 1R44HL129870-01, in the amount of $218,377. In addition on January 1, 2016, RSLLC obtained a Matching Funds award from the Kentucky SBIR Matching Funds Program funded by the Cabinet for Economic Development (CED), Office of Entrepreneurship. The Kentucky Science and Technology Corporation (KSTC) administer the Kentucky SBIR Matching Funds Program under a contract with the CED. The state of Kentucky’s award # KSTC-184-512-16-234, was in the amount of $150,000. RSLLC will make these funds available to Nexeon for use to finance the development and commercialization of the Pulsus medical device pursuant to the terms and conditions of the Grants. Upon successful completion of Phase I of the Grants, subject to the approval of both the Federal and State Agencies, RSLLC will assign Phase II of the Grants to Nexeon. An NIH SBIR Grant is a program consisting of three Phases and we are currently in Phase I. A description of three Phases is as follows:

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

•	Phase I. The objective of this phase is to establish the technical merit and feasibility of proposed research or R&D efforts and to determine the quality of performance of the applicant (small business concern or SBC) before providing further Federal support in Phase II.(iv) Phase II Transition Rate Benchmark. Each agency must establish an a Small Business Administration (SBA) approved Phase II Transition Rate Benchmark and applicable time period. The benchmark rates and time periods are posted at www.sbir.gov. Agencies must seek approval for any subsequent changes from SBA.

•	Phase II. The objective of this phase is to continue the research or R&D efforts initiated in Phase I. Funding will be based on the results of Phase I and the scientific and technical merit and commercial potential of the Phase II application. Only Phase I grantees are eligible to receive Phase II funding. Unless submitted as a Fast-Track application, Phase II applications may be submitted only after the Phase I award is made. NIH expects non Fast-Track Phase II applications to be submitted within the first six receipt dates following expiration of the Phase I budget period, i.e., normally 2 years beyond the expiration date of the Phase I award. In this case the NIH SBIR Grant was awarded as a Fast-Track Grant, which means the NIH Fast-Track application process expedites award decisions and funding of SBIR Phase II applications for scientifically meritorious projects that have a high potential for commercialization. The Fast-Track process allows Phase I and Phase II grant applications to be submitted and reviewed together. Fast-Track applications receive a single rating.

•	Phase III. The objective of this phase, where appropriate, is for the SBC to pursue, with non-SBIR/STTR funds, the commercialization of the results of the research or R&D funded in Phases I and II.

A summary of the material terms of an NIH SBIR Grant are as follows:

There are no cost principles specifically applicable to grants to for-profit organizations. Therefore, the cost principles for commercial organizations set forth in the FAR (48 CFR part 31.2) generally are used to determine allowable costs under NIH grants to for-profit organizations. As provided in those costs principles, allowable travel costs may not exceed those established by the Federal Trade Regulation (FTR). As provided in 45 CFR part 74.27(a), NIH does not allow for-profit organizations to be reimbursed for independent research and development (self-sponsored) costs. Facilities and administrative costs are allowable under awards to for-profit organizations. Except for grants awarded under the SBIR programs, under an NIH grant, no profit or fee will be provided to a for-profit organization, whether as a grantee or as a consortium participant. A profit or fee under a grant is not a cost, but is an amount in excess of actual allowable direct and facilities and administrative costs. In accordance with normal commercial practice, a profit/fee may be paid to a contractor under an NIH grant providing routine goods or services to the grantee.

Under the conditions specified in 45 CFR part 74.34, for-profit grantees are permitted to retain title to equipment purchased under a research grant though NIH reserves the right to order the transfer of equipment, including title, to NIH or an eligible third party named by the NIH awarding office when such third party is otherwise eligible under existing statutes. In keeping with the provisions of 45 CFR part 74.24, for-profit grantees must not use equipment acquired with NIH funds to provide services to non-Federal organizations for a fee to compete unfairly with private companies that provide equivalent services, unless the terms and conditions of the award provide otherwise, and any user charges shall be treated as program income and must be reported.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Intellectual property requirements set forth in 37 CFR part 401 apply to for-profit organizations, whether small businesses or large businesses. However, invention reporting requirements for for-profit organizations differ somewhat from those for non-profit organizations. When the grantee is a for-profit organization, assignment of invention rights to a third party does not require NIH approval, but ongoing reporting remains a requirement for each invention. Rights to data, including software developed under the terms of any funding agreement resulting from an NIH award, shall remain with the grantee except that any such copyrighted material shall be subject to a royalty-free, nonexclusive and irrevocable license to the Federal government to reproduce, publish or otherwise use the material, and to authorize others to do so for Federal purposes. In addition, under the SBIR programs, in contrast to awards to for-profit organizations under other support mechanisms, such data shall not be released outside the Federal government without the grantee's permission for a period of 4 years from completion of the project.

The requirements for non-Federal audits of for-profit organizations are specified in 45 CFR part 74.26(d). A for-profit organization is required to have a non-Federal audit if, during its fiscal year, it expended a total of $500,000 or more under one or more Health and Human Services (HHS) awards (as a direct grantee and/or under a consortium participant) and at least one of those awards is an HHS grant. 45 CFR part 74.26(d) incorporates the thresholds and deadlines of Office of Management and Budget (OMB) Circular A-133 but provides for-profit organizations two options regarding the type of audit that will satisfy the audit requirements. The grantee either may have (1) a financial-related audit in accordance with Government Auditing Standards or (2) an audit that meets the requirements of OMB Circular A-133. For-profit organizations expending less than $500,000 a year are not required to have an annual audit for that year but must make their grant-related records available to NIH or other designated officials for review or audit.

For both Phase I and Phase II SBIR awards, the research or R&D project activity must be performed in its entirety in the United States . (The United States is defined as the 50 States, the territories and possessions of the United States, the Commonwealth of Puerto Rico, the Federated States of Micronesia , the Republic of Palau, the Republic of the Marshall Islands , and the District of Columbia.)

Generally, under SBIR Phase I awards, a minimum of two-thirds or 67 percent of the research or analytical effort must be carried out by the SBC. Payments, in the aggregate, to consultants, consortium participants and contractors for portions of the scientific/technical effort generally may not exceed 33 percent of the total requested amount. Generally under SBIR Phase II awards a minimum of one-half or 50 percent of the research or analytical effort must be carried out by the SBC. In addition, payments, in the aggregate, to consultants, consortium participants, and contractors for portions of the scientific/technical effort generally may not exceed 50 percent of the total requested amount.

For-profit organizations receiving SBIR awards generally are subject to the same public policy requirements as non-profit organizations. However, the requirements concerning disclosure of financial conflicts of interest do not apply to applications or awards under Phase I of the SBIR programs. The requirements do, however, apply to Phase II applications and awards.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

NIH will not support market research, including studies of the literature that lead to a new or expanded statement of work, under the grant. For purposes of the SBIR programs, "market research" is the systematic gathering, editing, recording, computing, and analyzing of data about problems relating to the sale and distribution of the subject of the proposed research. It includes various types of research, such as the size of potential markets and potential sales volume, the identification of consumers most apt to purchase the products, and the advertising media most likely to stimulate their purchases. However, "market research" does not include activities under a research plan or protocol that include a survey of the public as part of the objectives of the project to determine the impact of the subject of the research on the behavior of individuals.

SBA SBIR Policy Directives provide program levels for SBIR programs based on statutory guidelines. However, these directives also give agencies discretion to exceed these levels when the proposed budget and requested period of support are fully justified and scientifically appropriate in relation to the proposed research. In general the levels are:

•	SBIR Phase I: $150,000 Total Costs; 6 months
•	SBIR Phase II: $1,000,000 Total Costs; 2 years

Some NIH Institue or Centers (ICS) offer Phase II SBIR awardees the opportunity to apply for Phase II Competing Renewal awards. These are available for those projects that require extraordinary time and effort in the R&D phase and may or may not require FDA approval for the development of such projects, including drugs, devices, vaccines, therapeutics, and medical implants related to the mission of the ICS. Only those small business concerns who have been awarded a Phase II are eligible to apply for the Phase II Competing Renewal award. Program levels are: SBIR Phase II Competing Renewals (Phase II "B"): $3,000,000; 3 years.

A reasonable profit or fee may be paid to a SBC receiving an award under Phase I or Phase II of the SBIR programs. The profit or fee is not considered a "cost" for purposes of determining allowable use, program income accountability, or audit thresholds. The profit or fee may be used by the SBC for any purpose, including additional effort under the SBIR award. It is intended to provide a reasonable profit consistent with normal profit margins for for-profit organizations for R&D work; however, the amount of the profit or fee normally will not exceed seven (7) percent of total costs (Direct, Facilities and Administrative) for each phase of the project. The profit or fee should be drawn from Payment Management System (PMS) in increments proportional to the draw-down of funds for direct and F&A costs. The profit or fee applies solely to the SBC receiving the SBIR award and not to any other participant; however, in accordance with normal commercial practice, the SBC may pay a profit or fee to a contractor providing routine goods or services to the SBC under the grant.

If the applicant SBC has a currently effective Facilities and Administrative (F&A) cost rate(s) with a Federal agency, such rate(s) should be used when calculating proposed F&A costs for an NIH application. NIH ICs use the term F&A costs for all types of applicants and recipients; however, for-profit organizations will find that organizations external to NIH refer to these costs as indirect costs. (However, the rates(s) must be adjusted for Individual Research & Development (IR&D) expenses, which are not allowable under HHS awards.) If the applicant SBC does not have a currently effective negotiated indirect cost rate with a Federal agency, the applicant should propose estimated F&A costs at a rate not to exceed 40 percent of the total direct costs. However, SBCs are reminded that only actual F&A costs are to be charged to projects. (If awarded at a rate of 40 percent or less, the rate used to charge actual F&A costs to projects cannot exceed the awarded rate unless the SBC negotiates an indirect cost rate(s) with a Federal agency.) NIH will not negotiate indirect cost rates for Phase I awards.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

If the applicant SBC has a currently effective negotiated indirect cost rate(s) with a Federal agency, such rate(s) should be used when calculating proposed F&A costs for an NIH application. (However, the rates(s) must be adjusted for IR&D expenses, which are not allowable under HHS awards.) If the applicant SBC does not have a currently effective negotiated indirect cost rate with a Federal agency, the applicant should propose an estimated F&A rate in the application. If the requested F&A cost rate is 40 percent of total direct costs or less, no further justification is required at the time of award, and F&A costs will be awarded at the requested rate. However, SBCs are reminded that only actual F&A costs may be charged to projects. If awarded at a rate of 40 percent or less of total direct costs, the rate used to charge actual F&A costs to projects cannot exceed the awarded rate unless the SBC negotiates an indirect cost rate(s) with the Defense Finance Accounting Service (DFAS). DFAS—the office authorized to negotiate indirect cost rates with SBC's receiving NIH SBIR awards—will negotiate indirect cost rates for SBCs receiving Phase II awards that requested a rate greater than 40 percent of total direct costs.

A summary of the material terms of the Kentucky NIH SBIR Matching Funds Grant are as follows:

The Kentucky SBIR Matching Funds Program provides matching funds up to $150,000 for Phase I and up to $500,000 for Phase II (not to exceed two years). These matching funds are to be used for new and additional work tasks that are complementary to your existing Federal SBIR award. Kentucky SBIR Matching Funds grants are awarded by a competitive selection process.

Companies from Kentucky and companies willing to move to Kentucky may apply and receive Kentucky Matching Funds grants. However, the distribution of funds for out-of-state applicants is contingent upon meeting all the requirements within the guidelines. These include: (1) Relocating your business to the state of Kentucky within 90 days of the date on the Kentucky SBIR Matching Funds Grant Agreement, (2) the recipient of the Kentucky SBIR Matching Funds is required to maintain the Kentucky-based status for a minimum of five years after receipt of the final disbursement of funds, and (3) at least 51% of the Kentucky SBIR Matching Funds grant amount must be spent in Kentucky. In addition at least 51% of the Company’s W-2 payroll must be paid to Kentucky residents.

Potential Customers

It is management’s belief patients who have undergone hemodialysis grafts that require angioplasty may be potential customers for the micro-perforated balloon catheter system. There are 350,000 hemodialysis patients in the U.S. With the hemodialysis patient population estimated to reach over 500,000 by 2020 (Weinhandl et al. 2010), the number of patients requiring grafts will reach over 150,000 (30% of 500,000), and in management’s opinion, most of these grafts will eventually require stenosis intervention, which our balloon catheter can provide.

Competitive Landscape

Management believes the main competition for Company’s intravascular drug delivery system includes those companies developing drug-coated balloons (“DCBs”). DCBs have a more mature technology with recent regulatory approvals being obtained and many other DCB platforms in clinical trials. However, it is our belief that the Company’s approach can co-exist with DCBs due to the ability to use our platform for high flow-rate applications, while DCBs may be more applicable to other bodily regions.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

It is our belief that an advantage of this approach over DCBs is in the regulatory path. DCBs are packaged with a drug and, therefore, are considered combination products requiring Premarket Approval (“PMA”) through the FDA. The PMA process requires a two-phase clinical trial to prove the safety and efficacy of the device prior to marketing approval. The Company’s approach does not include a packaged drug; the drug is administrated separately. Therefore, the regulatory path is through the 510(k) with Special Controls route. While this approach will need to prove safety and efficacy with a clinical validation study, such a study is, in management’s experience, typically far less costly and time-consuming when compared to the full, two-phase study required by the PMA process.

Core Technology & Product Overview

The Company is developing an intravascular drug delivery system comprised of an inflatable, Micro-Perforated Catheter Balloon. This balloon will be comprised of carbon nanotubes embedded within the host nylon polymer for increased mechanical strength. The technology has demonstrated only a small amount of carbon nanotubes (<5% by weight) is needed within the polymer to provide the necessary mechanical reinforcement to withstand high pressure (>20 Atmospheres, “ATM”). While high-pressure (>20 ATM) balloons are currently available, they are made from stiffer polymers such as polyethylene terephthalate (“PET”) and are not perforated. Therefore, existing high-pressure balloons are not applicable.

The carbon nanotubes help maintain structural integrity of the Micro-Perforated Catheter Balloon during inflation and drug delivery while allowing a more compliant polymer, such as nylon, to be used. Anti-restenotic drugs, such as paclitaxel, can then be delivered using pulsed flow. The drug is introduced through the proximal shaft of the catheter balloon. The drug, and carrier medium, then fills up the catheter balloon and is released through the pores in the catheter balloon. The drug then exits the catheter balloon and is forced into the surround neointima for maximal therapeutic effect.

When compared to drug-coated catheter balloons and drug-eluting stents, management believes the Company’s approach is expected to provide the following benefits:

•	No distal outflow occlusion due to no excipient needed
•	Minimal downstream loss of drug
•	Predictable depth and load of drug delivery
•	Adjustable drug dosage based on clinical variables
•	Ability to use wider range of drugs, including non-lipophilic drugs

Innovation

Current drug-coated balloons provide only passive drug delivery. In management’s opinion, this Micro-Perforated Catheter Balloon brings a much-needed, innovative improvement to intravascular drug delivery by enabling controllable pulsed flow delivery of anti-restenotic drugs to the diseased site. The specific innovations that are being developed include:

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

•	Carbon nanotube-nylon composite materials and associated processing procedures to manufacture mechanically robust, micro-perforated catheter balloons
•	An intravascular method that can deliver lipophilic and hydrophilic drugs

Advantages of our Approach

While our approach reduces the need for follow up procedures by efficiently delivering anti-restenotic drugs, intravascularly, to direct the therapy immediately into the lesion. Currently, repeat angioplasty procedures are required to continually counter restenosis. The need for compliant materials to perform intravascular drug delivery within the AV Graft site (Arteriovenous Graft is when a synthetic tube connects an artery to a vein) eliminates the use of stents for this application. While drug-coated catheter balloons could potentially be used to treat blockages in proximity to the AV Graft, the high flow rate associated with such grafts have the potential to wash out the drug.

Commercial Applications

The targeted clinical application is as an intervention for hemodialysis graft failures, particularly in delivering paclitaxel or similar anti-restenotic drugs. Pulsed-flow intravascular drug delivery can also potentially be applied to bodily sites where drug-eluting stents and drug-coated balloons are being used, including the superficial femoral artery in the thigh and the popliteal artery in the knee (Pastromas et al. 2014). Management believes the technology has the ability to deliver almost any type of drug, and that this approach not only has the potential to treat many blockages within the peripheral vasculature but may also transcend to other diseases such as cancer. It is management’s belief drugs that are difficult or impossible to take orally or drugs that lose efficacy when taken by standard intravenous delivery could potentially be used much more effectively with the Company’s intravascular delivery system. Management believes, this approach may not only extend or broaden the useful life of existing drugs, but it may also revive interest in abandoned drugs.

Marketing Plan

In management’s opinion, the most likely approach to getting this catheter balloon technology to the clinic is to partner with a major medical device manufacturer. Therefore, The Company’s initial marketing plans will involve approaching medical device companies with an interest in catheter balloon technology. Management believes the pre-clinical efforts will generate favorable data. The Company expects to present the data at relevant medical conferences such as the Annual Dialysis Conference and the International Society of Hemodialysis Congress. We also intend to publish our work in targeted medical and scientific journals, such as Hemodialysis International, to gain exposure. The key Management members of Nexeon have experience in building business relationships with the major medical device manufacturers. The inventor of our balloon technology and our Chief Innovation Officer, Dr. Mark Bates, has previously developed medical devices that have been adopted by potential medical device company partners including Boston Scientific and Cook Medical.

The Company cannot make any guarantees that it will successfully identify and engage a medical device manufacturer, that we will be able to present related data at relevant medical conferences, or publish our work in medical and scientific journals.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Revenue Stream

Management believes revenue generated will largely depend upon the success of the business relationship established with the medical device company partner. If a co-marketing arrangement is established, then revenue sharing would be the most likely option. If the technology is licensed, this could generate a royalty stream with possible upfront and milestone payments. Finally, if the technology is sold outright, then the Company could receive one or more payments associated with the acquisition. Transactions in this space vary depending on the quality of the data, the amount of IP, and the overall stage of development.

In the event the Company is not able to partner or sell our technology to a strategic partner, then it will need to pursue revenue streams by scaling/transferring manufacturing and employing a sales force. In evaluating a revenue stream, management believes it is most important to consider the payer of the technology. In this case, the payers are the insurers who provide reimbursement and the hospital sourcing managers that decide which technologies to purchase and deploy in their facility. As a device manufacturer, we would initially market to the physician directly, which management believes should allow us to take advantage of locally negotiated rates. Management believes within one to two years, we would expect sourcing and supply chain departments will want to cut costs at their facilities, which generally means that a Group Purchasing Organization (“GPO”) will work with us to negotiate lower rates in exchange for higher volume of sales. In some instances, the GPO can also be viewed as a sales channel, because they will have contracts with facilities outside the reach of our direct sales force and can market our technology on our behalf.

Intellectual Property

The Patents directly associated with the development of a micro-perforated catheter balloon system for use in treatment of restenosis associated with hemodialysis are shown in the table below. These patents are foundational to the novel technology that will be developed and the Company will actively continue to file patent applications for newly developed IP. The Company is not relying on applications that are pending and may no longer maintain any of the existing foreign applications.

PATENT
PATENT	ISSUE	EXPIRATION
NUMBER	DATE	DATE	STATUS	DESCRIPTION

US 8187221	5/29/2012	7/11/2028	ISSUED	Nanotube-Reinforced balloons for delivering therapeutic agents within or beyond the wall of blood vessels, and methods of making and using same.
US 8257384	9/4/2012	11/20/2030	ISSUED	Interventional catheter for retrograde use having embolic protection capability and methods of use.
US 7837702	11/23/2010	12/21/2025	ISSUED	Interventional catheter for retrograde use having embolic protection capability and methods of use.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Production Plan

Production of the balloons will require contract manufacturing organizations (“CMOs”) that implement Good Manufacturing Practices (“GMP”) per FDA requirements. The balloon manufacturing partner, Interface Catheter Solutions, is well-versed in GMP procedures and it is management’s belief the manufacturing and testing procedures used in this effort will be readily scalable and GMP-compliant. Currently, Interface Catheter Solutions is a component vendor and no contract exists. We plan to use FDA-registered, GMP-compliant testing facilities at Nelson Laboratories to validate the biological safety of our materials. It is management’s belief these processes can be readily transferrable to a strategic partner who could eventually market our catheter balloon.

Regulatory Plan

The Company will pursue US and EU regulatory approvals in parallel, with CE Marking expected prior to FDA approval. The first step in both the EU and US regulatory process is to implement a Quality Manage Systems (QMS). For EU approval, the QMS must be in accordance with Annex II or V of the Medical Devices Directive (MDD 93/42/EEC)., This is a set of quality standards that are promulgated for the manufacture of medical devices that meet certain safety standards. For US approval, we must meet the FDA Quality System Regulation (QSR) found in 21 CFR Part 820, which is commonly known as the FDA Good Manufacturing Practice (GMP).

EU Regulatory Approval

After applying ISO 13485 standards to achieve QMS compliance, we will prepare and submit a Technical File / Design Dossier demonstrating that our intravascular drug delivery system will be manufactured using EU required safety standards. Prior to submitting the Technical File, we will submit our pre-clinical data, and existing technical documentation to the appropriate European Union Agency, who will review our material and provide a binding agreement outline the requirements for a CE Mark. The Company recently received a Binding Agreement from the EU Agency. If the European Union Agency indicates that clinical data is not required, then we will assemble and submit the Technical File. However, we expect that safety data from at least 20 patients will be required to obtain the CE Mark. After submitting the Technical File and following an audit by the European Union Agency, we will be issued a CE Marking Certificate for our intravascular drug delivery system. We will then prepare a Declaration of Conformity, which is a legally binding document stating that the device is in compliance with the applicable European Union Directive. We expect this EU approval process to require between 1 and 2 years.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

US Regulatory Approval

Because of the number of existing FDA approved intravascular drug delivery devices, we expect the FDA will favorably consider our intravascular drug delivery system to be a Class II device, which allows approval through the 510(k) premarket notification process, but will require clinical data. Once the QMS is in place we will engage the FDA through the Pre-Submission Consulting process. Pre-Sub feedback will provide the necessary information and requirements to generate the Investigational Device Exemption (IDE) needed to run clinical studies. To obtain an IDE, we will first complete all FDA required device testing. Upon successful completion of this testing, we will gather all results into an IDE application submitted to the FDA. Once the FDA approves our IDE we will then conduct first clinical trials that will serve as a pilot study to evaluate the safety and efficacy of the system. Upon successful completion of the pilot study a follow on study of up to 100 patients will be proposed to the FDA. Following that clinical study, we will submit a 510(k) application to the FDA for completeness review. The FDA will then conduct facility inspections of all the major suppliers involved in the design and production of the device, which requires all parties to be compliant with FDA Quality System Regulations (“QSR). If the inspections are compliant, the FDA will issue a 510(k) approval letter for our intravascular drug delivery device. We expect this FDA approval process to require between 3 and 5 years.

Hurdles to Commercialization

The Company has two technical hurdles and two regulatory hurdles to overcome in bringing the product into clinical use and has established a team to address these hurdles with a goal to complete development of a commercialized product ready for market in the next 24 to 36 months.

First Technical Hurdle - Complete development of a polymer composite that is non-toxic, biocompatible, and extrudable. The key enabling technology for our catheter balloon is a carbon nanotube-based nylon polymer composite material (“CNT’s). CNT’s are difficult to efficiently disperse within a polymer material. The CNT’s tend to stick together and agglomerate within the polymer host material rather than being uniformly dispersed. To accomplish the development of this material we have partnered with Zyvex Technologies, a leading manufacturing of CNT composites with a proprietary CNT dispersion chemistry, Kentera, which they have used in the past to achieve effective dispersion of CNT’s within nylon polymer.

Second Technical Hurdle - Complete development of a microperforated catheter balloon that can withstand pressure greater than 20 atmospheres. Once CNT’s disperse within the nylon polymer host we must demonstrate the ability to extrude catheter balloons with the material. We have partnered with Interface Catheter Solutions (“ICS”), a company focused on catheter balloon development and manufacturing. Dr. Mark Bates has prior experience working with ICS in forming catheter balloons from CNT-based polymer composites. His initial work with ICS demonstrated the ability to form and microperforate catheter balloons using the extrusion and balloon forming processes at ICS.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 15, 2016

First Regulatory Hurdle - Demonstrate biological safety of the CNT-nylon composite. With the goal of using our catheter balloons intravascularly, we must demonstrate that the nanocomposite nylon catheter material is non-toxic and hemo-compatible. We will use toxicology and hemo-compatibility tests outlined by ISO 10993 standards for biological evaluation of medical devices. These tests will be performed on the composite materials before balloon forming and after balloon forming to assess whether any adverse reactions are attributable to the catheter balloon manufacturing procedure or whether the material prior to balloon forming is not biologically safe.

Second Regulatory Hurdle - Achieve clearance utilizing FDA 510(k) regulations with Special Controls. We are required to achieve FDA clearance to market our catheter balloons, which will require an animal study followed by a clinical study. To help with both studies, we have partnered with Dr. Waksman and his group at MedStar Health Research Institute in Washington, DC. Dr. Waksman is Director of Experimental Angioplasty and Emerging Technologies for the Cardiovascular Research Institute (CRI) at MedStar and is a key opinion leader in the area of catheter balloon interventions. He has led numerous preclinical and clinical studies involving catheter balloons.

Dependence on One or a Few Major Customers

As of the date of this registration statement, the Company has not generated any revenues and does not have any customer relationships. In the event, the Company secures regulatory approval to begin marketing and selling its device in the European Union, the United States, or both, it is possible that initially the Company may become dependent on one or a few major customers to generate the bulk of our revenue. However, the management believes the Company can diversify its customer base through the use of a sales force and distributor relationships.

Employees

As of the date of this registration statement, the Company has two full-time employees, two part-time employees, and two contractors. None of our employees or consultants are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Other Investments

The Company currently owns minority holdings in three entities: 1) approximately a 10% equity interest in Nuviant Medical Inc, the largest shareholder of which is Rosellini Scientific LLC; 2) less than 1% equity interest in MicroTransponder Inc; and 3) 100% of the membership interest in Bellomed LLC, a non-operating subsidiary.

3.	We note the disclosure in the last sentence on page 5 that you are “not contemplating any such acquisitions, other than as described herein.” Please tell us why you do not discuss in this section your acquisition of patents from NeuroTek Medical mentioned in the April 21, 2016 press release on your website. Also, tell us why you do not discuss in this section the option to purchase the common stock or interests in the entities mentioned in the last sentence of the first paragraph on page F-40. In addition, tell us with specificity the provision in the agreement that refers to the option to purchase the common stock or interests.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

The April 21, 2016 Press Release anticipated that the transaction involving the acquisition of the Patents would close. Subsequent to the filing of the Form 10, we learned that the members of NeuroTek Medical LLC were unable to overcome a number of tax issues directly related to the transaction so the parties agreed to terminate the sale. In as much as the option was verbal, no written provision exists in any agreement.

The options were verbal and involved existing non-operating shell companies with no assets or liabilities in any of them, so the option was a place holder if there was a need for a corporate entity for a yet undetermined need. Since the options were verbal, they were considered not to be material so there was not a requirement to disclose in the Business Overview section. The Amendment includes the June 30, 2016 Financial Statements and the notes to the financial statements no longer make this reference.

4.	We note the disclosure on page 6 that the chart “provides a broad overview” of your “general strategy for developing and commercializing medical technology.” Please explain the information in the chart so that it is understandable to investors. For example, include clarification of what you mean by the phrases “Summary Value Economics,” “In-source synergistic functions” and “Synergistic Reinvestments” that are mentioned in the chart. Also, your disclosure should describe the “existing networks in 4 countries” mentioned in the third column of the chart and identify the countries. In addition, describe the current status of your relationships with the universities and research labs mentioned in the third column.

The chart has been deleted in the Amendment.

5.	Please disclose the material hurdles that remain until you can sell your device commercially.

The following discussion has been added to Item 1. Business Overview - Hurdles to Commercialization beginning on Page 15 of the Amendment:

Hurdles to Commercialization

The Company has two technical hurdles and two regulatory hurdles to overcome in bringing the product into clinical use and has established a team to address these hurdles with a goal to complete development of a commercialized product ready for market in the next 24 to 36 months.

First Technical Hurdle - Complete development of a polymer composite that is non-toxic, biocompatible, and extrudable. The key enabling technology for our catheter balloon is a carbon nanotube-based nylon polymer composite material (“CNT’s). CNT’s are difficult to efficiently disperse within a polymer material. The CNT’s tend to stick together and agglomerate within the polymer host material rather than being uniformly dispersed. To accomplish the development of this material we have partnered with Zyvex Technologies, a leading manufacturing of CNT composites with a proprietary CNT dispersion chemistry, Kentera, which they have used in the past to achieve effective dispersion of CNT’s within nylon polymer.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Second Technical Hurdle - Complete development of a microperforated catheter balloon that can withstand pressure greater than 20 atmospheres. Once CNT’s disperse within the nylon polymer host we must demonstrate the ability to extrude catheter balloons with the material. We have partnered with Interface Catheter Solutions (“ICS”), a company focused on catheter balloon development and manufacturing. Dr. Mark Bates has prior experience working with ICS in forming catheter balloons from CNT-based polymer composites. His initial work with ICS demonstrated the ability to form and microperforate catheter balloons using the extrusion and balloon forming processes at ICS.

First Regulatory Hurdle - Demonstrate biological safety of the CNT-nylon composite. With the goal of using our catheter balloons intravascularly, we must demonstrate that the nanocomposite nylon catheter material is non-toxic and hemo-compatible. We will use toxicology and hemo-compatibility tests outlined by ISO 10993 standards for biological evaluation of medical devices. These tests will be performed on the composite materials before balloon forming and after balloon forming to assess whether any adverse reactions are attributable to the catheter balloon manufacturing procedure or whether the material prior to balloon forming is not biologically safe.

Second Regulatory Hurdle - Achieve clearance utilizing FDA 510(k) regulations with Special Controls. We are required to achieve FDA clearance to market our catheter balloons, which will require an animal study followed by a clinical study. To help with both studies, we have partnered with Dr. Waksman and his group at MedStar Health Research Institute in Washington, DC. Dr. Waksman is Director of Experimental Angioplasty and Emerging Technologies for the Cardiovascular Research Institute (CRI) at MedStar and is a key opinion leader in the area of catheter balloon interventions. He has led numerous preclinical and clinical studies involving catheter balloons.

Pulsus Medical, LLC, page 7

6.	Regarding the various entities discussed under the caption “Portfolio” on your website, it appears that Pulsus Medical is the only entity that you discuss in any detail in your filing. Tell us why you have not discussed the other entities in your filing.

Edits have been made in the Nexeon Website and the Amendment. We did not discuss because all these entities, except Pulsus, are non operating entities in which the Company holds a minority equity interest in two of the entities as an investment and one is a wholly owned non-operating subsidiary that in the event the Company is successful in obtaining a grant will operate as BelloMed LLC, a Texas-based pharma-medtech development company. BelloMed intends to develop two main precision medicine therapies: (1) a non-implantable neurostimulation system used in conjunction with various chemotherapeutic agents to target precisely and treat aggressive primary brain tumors; and (2) a photo-activated, micro-cage for targeted tissue drug delivery, specifically those with localized tumors.

The following discussion has been added to Item 1. Business Overview - Other Investments on Page 16 of the Amendment.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Other Investments

The Company currently owns minority holdings in three entities: 1) approximately a 10% equity interest in Nuviant Medical Inc, the largest shareholder of which is Rosellini Scientific LLC; 2) less than 1% equity interest in MicroTransponder Inc; and 3) 100% of the membership interest in Bellomed LLC, a non-operating subsidiary.

Funding & Development, page 8

7.	We note your disclosure that your technology was developed using government funds. Please disclose any rights the government has to your technology and patents.

In the Form 10, there are no references to “Government Funds,” “Funding” or “Federal Funding” except in the last paragraph on page 6 of the Business Overview section where there is a reference to “state and federal grant funding.” We deem no additional disclosure is required as the state and federal government agencies where we may obtain grant funding have no right of any kind or nature whatsoever to the Company’s technology or patents.

8.	Please expand the disclosure in this section to disclose the material terms and conditions of the grants. Also, expand the disclosure to explain what you mean by the references to “Phase I” and “Phase II” of the grants. In addition, identify the “Federal and State Agencies” mentioned in this section.

The following discussion has been added to Item 1. Business Overview - Funding & Development beginning on Page 8 of the Amendment:

During 2015 Rosellini Scientific LLC, (“RSLLC”) the largest shareholder of Nexeon, has obtained from the National Institute of Health (“NIH”) pursuant to the Institute’s Small Business Innovative Research Program (“SBIR”) the award of Grant # 1R44HL129870-01, in the amount of $218,377. In addition on January 1, 2016, RSLLC obtained a Matching Funds award from the Kentucky SBIR Matching Funds Program funded by the Cabinet for Economic Development (CED), Office of Entrepreneurship. The Kentucky Science and Technology Corporation (KSTC) administer the Kentucky SBIR Matching Funds Program under a contract with the CED. The state of Kentucky’s award # KSTC-184-512-16-234, was in the amount of $150,000. RSLLC will make these funds available to Nexeon for use to finance the development and commercialization of the Pulsus medical device pursuant to the terms and conditions of the Grants. Upon successful completion of Phase I of the Grants, subject to the approval of both the Federal and State Agencies, RSLLC will assign Phase II of the Grants to Nexeon. An NIH SBIR Grant is a program consisting of three Phases and we are currently in Phase I. A description of three Phases is as follows:

•	Phase I. The objective of this phase is to establish the technical merit and feasibility of proposed research or R&D efforts and to determine the quality of performance of the applicant (small business concern or SBC) before providing further Federal support in Phase II.(iv) Phase II Transition Rate Benchmark. Each agency must establish an a Small Business Administration (SBA) approved Phase II Transition Rate Benchmark and applicable time period. The benchmark rates and time periods are posted at www.sbir.gov. Agencies must seek approval for any subsequent changes from SBA.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

•	Phase II. The objective of this phase is to continue the research or R&D efforts initiated in Phase I. Funding will be based on the results of Phase I and the scientific and technical merit and commercial potential of the Phase II application. Only Phase I grantees are eligible to receive Phase II funding. Unless submitted as a Fast-Track application, Phase II applications may be submitted only after the Phase I award is made. NIH expects non Fast-Track Phase II applications to be submitted within the first six receipt dates following expiration of the Phase I budget period, i.e., normally 2 years beyond the expiration date of the Phase I award. In this case the NIH SBIR Grant was awarded as a Fast-Track Grant, which means the NIH Fast-Track application process expedites award decisions and funding of SBIR Phase II applications for scientifically meritorious projects that have a high potential for commercialization. The Fast-Track process allows Phase I and Phase II grant applications to be submitted and reviewed together. Fast-Track applications receive a single rating.

•	Phase III. The objective of this phase, where appropriate, is for the SBC to pursue, with non-SBIR/STTR funds, the commercialization of the results of the research or R&D funded in Phases I and II.

A summary of the material terms of an NIH SBIR Grant are as follows:

There are no cost principles specifically applicable to grants to for-profit organizations. Therefore, the cost principles for commercial organizations set forth in the FAR (48 CFR part 31.2) generally are used to determine allowable costs under NIH grants to for-profit organizations. As provided in those costs principles, allowable travel costs may not exceed those established by the Federal Trade Regulation (FTR). As provided in 45 CFR part 74.27(a), NIH does not allow for-profit organizations to be reimbursed for independent research and development (self-sponsored) costs. Facilities and administrative costs are allowable under awards to for-profit organizations. Except for grants awarded under the SBIR programs, under an NIH grant, no profit or fee will be provided to a for-profit organization, whether as a grantee or as a consortium participant. A profit or fee under a grant is not a cost, but is an amount in excess of actual allowable direct and facilities and administrative costs. In accordance with normal commercial practice, a profit/fee may be paid to a contractor under an NIH grant providing routine goods or services to the grantee.

Under the conditions specified in 45 CFR part 74.34, for-profit grantees are permitted to retain title to equipment purchased under a research grant though NIH reserves the right to order the transfer of equipment, including title, to NIH or an eligible third party named by the NIH awarding office when such third party is otherwise eligible under existing statutes. In keeping with the provisions of 45 CFR part 74.24, for-profit grantees must not use equipment acquired with NIH funds to provide services to non-Federal organizations for a fee to compete unfairly with private companies that provide equivalent services, unless the terms and conditions of the award provide otherwise, and any user charges shall be treated as program income and must be reported.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Intellectual property requirements set forth in 37 CFR part 401 apply to for-profit organizations, whether small businesses or large businesses. However, invention reporting requirements for for-profit organizations differ somewhat from those for non-profit organizations. When the grantee is a for-profit organization, assignment of invention rights to a third party does not require NIH approval, but ongoing reporting remains a requirement for each invention. Rights to data, including software developed under the terms of any funding agreement resulting from an NIH award, shall remain with the grantee except that any such copyrighted material shall be subject to a royalty-free, nonexclusive and irrevocable license to the Federal government to reproduce, publish or otherwise use the material, and to authorize others to do so for Federal purposes. In addition, under the SBIR programs, in contrast to awards to for-profit organizations under other support mechanisms, such data shall not be released outside the Federal government without the grantee's permission for a period of 4 years from completion of the project.

The requirements for non-Federal audits of for-profit organizations are specified in 45 CFR part 74.26(d). A for-profit organization is required to have a non-Federal audit if, during its fiscal year, it expended a total of $500,000 or more under one or more Health and Human Services (HHS) awards (as a direct grantee and/or under a consortium participant) and at least one of those awards is an HHS grant. 45 CFR part 74.26(d) incorporates the thresholds and deadlines of Office of Management and Budget (OMB) Circular A-133 but provides for-profit organizations two options regarding the type of audit that will satisfy the audit requirements. The grantee either may have (1) a financial-related audit in accordance with Government Auditing Standards or (2) an audit that meets the requirements of OMB Circular A-133. For-profit organizations expending less than $500,000 a year are not required to have an annual audit for that year but must make their grant-related records available to NIH or other designated officials for review or audit.

For both Phase I and Phase II SBIR awards, the research or R&D project activity must be performed in its entirety in the United States . (The United States is defined as the 50 States, the territories and possessions of the United States, the Commonwealth of Puerto Rico, the Federated States of Micronesia , the Republic of Palau, the Republic of the Marshall Islands , and the District of Columbia.)

Generally, under SBIR Phase I awards, a minimum of two-thirds or 67 percent of the research or analytical effort must be carried out by the SBC. Payments, in the aggregate, to consultants, consortium participants and contractors for portions of the scientific/technical effort generally may not exceed 33 percent of the total requested amount. Generally under SBIR Phase II awards a minimum of one-half or 50 percent of the research or analytical effort must be carried out by the SBC. In addition, payments, in the aggregate, to consultants, consortium participants, and contractors for portions of the scientific/technical effort generally may not exceed 50 percent of the total requested amount.

For-profit organizations receiving SBIR awards generally are subject to the same public policy requirements as non-profit organizations. However, the requirements concerning disclosure of financial conflicts of interest do not apply to applications or awards under Phase I of the SBIR programs. The requirements do, however, apply to Phase II applications and awards.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

NIH will not support market research, including studies of the literature that lead to a new or expanded statement of work, under the grant. For purposes of the SBIR programs, "market research" is the systematic gathering, editing, recording, computing, and analyzing of data about problems relating to the sale and distribution of the subject of the proposed research. It includes various types of research, such as the size of potential markets and potential sales volume, the identification of consumers most apt to purchase the products, and the advertising media most likely to stimulate their purchases. However, "market research" does not include activities under a research plan or protocol that include a survey of the public as part of the objectives of the project to determine the impact of the subject of the research on the behavior of individuals.

SBA SBIR Policy Directives provide program levels for SBIR programs based on statutory guidelines. However, these directives also give agencies discretion to exceed these levels when the proposed budget and requested period of support are fully justified and scientifically appropriate in relation to the proposed research. In general the levels are:

•	SBIR Phase I: $150,000 Total Costs; 6 months
•	SBIR Phase II: $1,000,000 Total Costs; 2 years

Some NIH Institue or Centers (ICS) offer Phase II SBIR awardees the opportunity to apply for Phase II Competing Renewal awards. These are available for those projects that require extraordinary time and effort in the R&D phase and may or may not require FDA approval for the development of such projects, including drugs, devices, vaccines, therapeutics, and medical implants related to the mission of the ICS. Only those small business concerns who have been awarded a Phase II are eligible to apply for the Phase II Competing Renewal award. Program levels are: SBIR Phase II Competing Renewals (Phase II "B"): $3,000,000; 3 years.

A reasonable profit or fee may be paid to a SBC receiving an award under Phase I or Phase II of the SBIR programs. The profit or fee is not considered a "cost" for purposes of determining allowable use, program income accountability, or audit thresholds. The profit or fee may be used by the SBC for any purpose, including additional effort under the SBIR award. It is intended to provide a reasonable profit consistent with normal profit margins for for-profit organizations for R&D work; however, the amount of the profit or fee normally will not exceed seven (7) percent of total costs (Direct, Facilities and Administrative) for each phase of the project. The profit or fee should be drawn from Payment Management System (PMS) in increments proportional to the draw-down of funds for direct and F&A costs. The profit or fee applies solely to the SBC receiving the SBIR award and not to any other participant; however, in accordance with normal commercial practice, the SBC may pay a profit or fee to a contractor providing routine goods or services to the SBC under the grant.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

If the applicant SBC has a currently effective Facilities and Administrative (F&A) cost rate(s) with a Federal agency, such rate(s) should be used when calculating proposed F&A costs for an NIH application. NIH ICs use the term F&A costs for all types of applicants and recipients; however, for-profit organizations will find that organizations external to NIH refer to these costs as indirect costs. (However, the rates(s) must be adjusted for Individual Research & Development (IR&D) expenses, which are not allowable under HHS awards.) If the applicant SBC does not have a currently effective negotiated indirect cost rate with a Federal agency, the applicant should propose estimated F&A costs at a rate not to exceed 40 percent of the total direct costs. However, SBCs are reminded that only actual F&A costs are to be charged to projects. (If awarded at a rate of 40 percent or less, the rate used to charge actual F&A costs to projects cannot exceed the awarded rate unless the SBC negotiates an indirect cost rate(s) with a Federal agency.) NIH will not negotiate indirect cost rates for Phase I awards.

If the applicant SBC has a currently effective negotiated indirect cost rate(s) with a Federal agency, such rate(s) should be used when calculating proposed F&A costs for an NIH application. (However, the rates(s) must be adjusted for IR&D expenses, which are not allowable under HHS awards.) If the applicant SBC does not have a currently effective negotiated indirect cost rate with a Federal agency, the applicant should propose an estimated F&A rate in the application. If the requested F&A cost rate is 40 percent of total direct costs or less, no further justification is required at the time of award, and F&A costs will be awarded at the requested rate. However, SBCs are reminded that only actual F&A costs may be charged to projects. If awarded at a rate of 40 percent or less of total direct costs, the rate used to charge actual F&A costs to projects cannot exceed the awarded rate unless the SBC negotiates an indirect cost rate(s) with the Defense Finance Accounting Service (DFAS). DFAS—the office authorized to negotiate indirect cost rates with SBC's receiving NIH SBIR awards—will negotiate indirect cost rates for SBCs receiving Phase II awards that requested a rate greater than 40 percent of total direct costs.

A summary of the material terms of the Kentucky NIH SBIR Matching Funds Grant are as follows:

The Kentucky SBIR Matching Funds Program provides matching funds up to $150,000 for Phase I and up to $500,000 for Phase II (not to exceed two years). These matching funds are to be used for new and additional work tasks that are complementary to your existing Federal SBIR award. Kentucky SBIR Matching Funds grants are awarded by a competitive selection process.

Companies from Kentucky and companies willing to move to Kentucky may apply and receive Kentucky Matching Funds grants. However, the distribution of funds for out-of-state applicants is contingent upon meeting all the requirements within the guidelines. These include: (1) Relocating your business to the state of Kentucky within 90 days of the date on the Kentucky SBIR Matching Funds Grant Agreement, (2) the recipient of the Kentucky SBIR Matching Funds is required to maintain the Kentucky-based status for a minimum of five years after receipt of the final disbursement of funds, and (3) at least 51% of the Kentucky SBIR Matching Funds grant amount must be spent in Kentucky. In addition at least 51% of the Company’s W-2 payroll must be paid to Kentucky residents.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Advantages of our Approach, page 9

9.	If you are aware of disadvantages of your approach, please revise your disclosure so that the information you present is balanced.

The following discussion has been added to Item 1. Business Overview - Advantages of our Approach on Page 13 of the Amendment:

While our approach reduces the need for follow up procedures by efficiently delivering anti-restenotic drugs, intravascularly, to direct the therapy immediately into the lesion. Currently, repeat angioplasty procedures are required to continually counter restenosis. The need for compliant materials to perform intravascular drug delivery within the AV Graft site (Arteriovenous Graft is when a synthetic tube connects an artery to a vein) eliminates the use of stents for this application. While drug-coated catheter balloons could potentially be used to treat blockages in proximity to the AV Graft, the high flow rate associated with such grafts have the potential to wash out the drug.

Intellectual Property, page 10

10.	Please expand the disclosure about the patents mentioned in this section to identify which have patent applications that are pending, which patents have been granted and the duration of the patents.

The chart set forth below now appears in Item 1. Business Overview - Intellectual Property on Page 14 in the Amendment and represents the Intellectual Property in the form of issued patents that the Company is relying on. The Company is not relying on applications that are pending and may no longer maintain any of the existing foreign applications. Exhibit 99 has been deleted from the Amendment.

PATENT
PATENT	ISSUE	EXPIRATION
NUMBER	DATE	DATE	STATUS	DESCRIPTION

US 8187221	5/29/2012	7/11/2028	ISSUED	Nanotube-Reinforced balloons for delivering therapeutic agents within or beyond the wall of blood vessels, and methods of making and using same.
US 8257384	9/4/2012	11/20/2030	ISSUED	Interventional catheter for retrograde use having embolic protection capability and methods of use.
US 7837702	11/23/2010	12/21/2025	ISSUED	Interventional catheter for retrograde use having embolic protection capability and methods of use.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Regulatory Plan, page 11

11.	Where you elect to refer to a directive, standard or exemption, such as the references on page 11 to the system “must be in accordance with Annex II or V of the Medical Devices Directive” and “complies with MDD93/42EEC” and the reference on page 12 to an “Investigational Device Exemption,” include a sufficient explanation so that your disclosure is meaningful to investors who may not be experts in your industry.

The following discussion has been added to Item 1. Business Overview - Regulatory Plan beginning on Page 14 of the Amendment:

Regulatory Plan

The Company will pursue US and EU regulatory approvals in parallel, with CE Marking expected prior to FDA approval. The first step in both the EU and US regulatory process is to implement a Quality Manage Systems (QMS). For EU approval, the QMS must be in accordance with Annex II or V of the Medical Devices Directive (MDD 93/42/EEC)., This is a set of quality standards that are promulgated for the manufacture of medical devices that meet certain safety standards. For US approval, we must meet the FDA Quality System Regulation (QSR) found in 21 CFR Part 820, which is commonly known as the FDA Good Manufacturing Practice (GMP).

12.	Please expand the disclosure on pages 11-12 to more fully disclose the EU approval process and the FDA approval process and the nature of regulatory oversight. For example, include in your disclosure the duration of the process, post-market reporting and record keeping requirements and remedies for noncompliance. Also, disclose why you expect the FDA will consider your system to be a Class II device.

The following discussion has been added to Item 1. Business Overview - Regulatory Plan beginning on Page 15 of the Amendment:

EU Regulatory Approval

After applying ISO 13485 standards to achieve QMS compliance, we will prepare and submit a Technical File / Design Dossier demonstrating that our intravascular drug delivery system will be manufactured using EU required safety standards. Prior to submitting the Technical File, we will submit our pre-clinical data, and existing technical documentation to the appropriate European Union Agency, who will review our material and provide a binding agreement outline the requirements for a CE Mark. The Company recently received a Binding Agreement from the EU Agency. If the European Union Agency indicates that clinical data is not required, then we will assemble and submit the Technical File. However, we expect that safety data from at least 20 patients will be required to obtain the CE Mark. After submitting the Technical File and following an audit by the European Union Agency, we will be issued a CE Marking Certificate for our intravascular drug delivery system. We will then prepare a Declaration of Conformity, which is a legally binding document stating that the device is in compliance with the applicable European Union Directive. We expect this EU approval process to require between 1 and 2 years.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

US Regulatory Approval

Because of the number of existing FDA approved intravascular drug delivery devices, we expect the FDA will favorably consider our intravascular drug delivery system to be a Class II device, which allows approval through the 510(k) premarket notification process, but will require clinical data. Once the QMS is in place we will engage the FDA through the Pre-Submission Consulting process. Pre-Sub feedback will provide the necessary information and requirements to generate the Investigational Device Exemption (IDE) needed to run clinical studies. To obtain an IDE, we will first complete all FDA required device testing. Upon successful completion of this testing, we will gather all results into an IDE application submitted to the FDA. Once the FDA approves our IDE we will then conduct first clinical trials that will serve as a pilot study to evaluate the safety and efficacy of the system. Upon successful completion of the pilot study a follow on study of up to 100 patients will be proposed to the FDA. Following that clinical study, we will submit a 510(k) application to the FDA for completeness review. The FDA will then conduct facility inspections of all the major suppliers involved in the design and production of the device, which requires all parties to be compliant with FDA Quality System Regulations (“QSR). If the inspections are compliant, the FDA will issue a 510(k) approval letter for our intravascular drug delivery device. We expect this FDA approval process to require between 3 and 5 years.

References, page 12

13.	Please tell us why you have included this section in your filing. It does not appear that you refer elsewhere in your filing to the references mentioned in this section or if you are attributing the publication of these references to the company.

The References section on Page 12 of the Form 10-12G has been removed in the Amendment.

Liquidity and Capital Resources, page 16

14.	Please revise this section to include a discussion of any material changes in your financial condition during the latest interim period presented in the filing. In particular, address any business combinations and investments made. Refer to Regulation S-K Item 303(b)(1).

The following discussion has been added to the Item 2. Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources on Page 19 of the Amendment:

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Material changes in the financial condition from December 31, 2015 include the contribution on January 2, 2016 of various securities with a fair market value of $332,360 for 15,000,000 shares of the Company’s par value $.001 common stock. On February 16, 2016 the Company entered into a Merger Agreement with Nexeon MedSystems, Inc, issuing 2,481,428 shares of the Company’s par value $.001 common stock and assuming of $743,423 of the acquiree’s liabilities. In subsequent transactions, the Company converted $461,336 of assumed stockholder notes and accrued interest for 461,336 shares of the Company’s par value $.001 common stock. The Company initiated a private placement of its common stock effective February 1, 2016 through July 31, 2016. The private placement is for the sale of 2,500,000 units at $1.00 per unit. One unit consists of one share of restricted common stock and one common stock warrant. The warrants have an exercise price of $2.00 per share and expire 36 months from the expiration date of the private placement. To date $100,000 has been subscribed for in cash.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 19

15.	Please ensure that your table includes shares that the holder has the right to acquire within 60 days. We note in this regard the reference to granting 7,000 options on a monthly basis to Mr. Bates in section 2.2 of the agreement dated May 1, 2016 filed as exhibit 10.06.

The following discussion has been added to Item 4. Security Ownership of Certain Beneficial Owners and Management beginning on Page 21 of the Amendment:

The table below sets forth the shares beneficially owned, as of the date of this registration statement, by (i) each person, group, or entity known to our Company to be the beneficial owner of more than 5% of our voting securities; (ii) each Executive Officer and Director of our Company; and (iii) all Executive Officers and Directors as a group. The number of shares beneficially owned by each stockholder is determined pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

In computing the percentage ownership for each individual and entity, the number of outstanding shares, in addition to the 18,794,764 shares issued and outstanding as of the date of this document, includes any and all shares subject to options or warrants held by that individual or entity that were exercisable on or within 60 days after the issuance date(s) of such options or warrants, and any shares that each individual or entity has the right to acquire beneficial ownership of within 60 days. These shares, however, are not considered outstanding for the purpose of computing the percentage ownership of any other stockholder. Each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by them unless noted otherwise, subject to community property laws where applicable.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nexeon MedSystems Inc, 1708 Jaggie Fox Way, Lexington, KY, 40511.

	Shares Beneficially Owned Prior to Offering
Name and Address of Beneficial Owner	Number		Percent

Beneficial Stockholders ( ≥ 5%):
Rosellini Scientific, LLC	12,819,620		66.45%
Elizabeth Rosellini	1,842,000		9.55%

Directors and Executive Officers:
William Rosellini	12,819,620	(1)	66.45%
Mark Bates	1,174,831	(2)	6.09%
Ron Conquest	500,000		2.59%
Elizabeth Rosellini	1,842,000	(3)	9.55%
Christopher Miller	252,000		1.31%
All Directors and Officers as a Group (5 persons)	16,558,451		85.99%

 ______________

(1)	Rosellini Scientific, LLC is wholly-owned by William Rosellini. Mr. Rosellini has the power to vote and dispose of the shares held by Rosellini Scientific, LLC. The total shares beneficially owned by Rosellini Scientific, LLC, as disclosed in the table above, is less than the total that has been issued to it because it has subsequently divested itself of a number of these shares through certain transactions. Rosellini Scientific, LLC was issued nonqualified options to purchase 252,000 shares of the Company’s common stock on April 1, 2016, subject to vesting over 36 months in monthly increments of 7,000 shares. The table above includes 42,000 shares issuable upon the exercise of outstanding stock options that are currently exercisable or will become exercisable within sixty (60) days. See the sections titled “Certain Relationships and Related Transactions” and “Executive Compensation” for more information.

(2)	In addition to the 762,831 shares of common stock beneficially owned by Dr. Mark Bates, the Company has also issued him warrants to purchase 370,000 shares of the Company’s common stock with a strike price of $2.00 per share and a term of 36 months (see the section titled “Certain Relationship and Related Transactions” for more information). In his capacity as a Director Dr. Bates was also issued non-qualified options to purchase 252,000 shares of the Company’s common stock on April 1, 2016, subject to vesting over 36 months in monthly increments of 7,000 shares. The table above includes 42,000 shares issuable upon the exercise of outstanding stock options that are currently exercisable or will become exercisable within sixty (60) days. See the sections titled “Certain Relationships and Related Transactions” and “Executive Compensation” for more information.

(3)	In addition to the 1,800,000 shares of common stock beneficially owned by Dr. Elizabeth Rosellini, the Company has also issued non-qualified options to purchase 252,000 shares of the Company’s common stock on April 1, 2016, subject to vesting over 36 months in monthly increments of 7,000 shares. The table above includes 42,000 shares issuable upon the exercise of outstanding stock options that are currently exercisable or will become exercisable within sixty (60) days. See the sections titled “Certain Relationships and Related Transactions” and “Executive Compensation” for more information.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Item 5. Directors and Executive Officers, page 20

16.	Please state the dates during which your officers and directors served in the disclosed roles. From your revised disclosure, it should be clear that you have provided all information for the full five-year period that Regulation S-K Item 401(e) requires you to provide.

The following biographies of the Executive Officers of the Company have been revised and appear in Item 5. Directors and Executive Officers - Biographical Information beginning on Page 23 of the Amendment.

William Rosellini

William Rosellini has served as Chief Executive Officer and as a Director of the Company since inception on December 7, 2015. Since 2005, Mr. Rosellini has served as Chairman of Rosellini Scientific, LLC, which develops medical rehabilitation devices to support patients post-procedure. We believe that Mr. Rosellini is qualified to serve on our Board of Directors due to his role in founding the Company and in the development of its business strategy, as well as his experience developing medical devices. Mr. Rosellini received separate Masters Degrees in the fields of Regulatory Science and Regulatory Affairs, Computational Biology, Neuroscience, and Accounting. Additionally, Mr. Rosellini secured an MBA from the University of Texas at Dallas and a Juris Doctor from the Hofstra University School of Law. Mr. Rosellini currently serves as a member of the Board of Directors of Marathon Patent Group. Other than the foregoing, Mr. Rosellini does not currently, and has not for the last five years, served as a member of the Board of Directors for any other public companies. However, Mr. Rosellini, beginning in September 2014, is a Director and Chief Executive Officer of Nuviant Medical, Inc., a company which has acquired medical patents originating in Europe and which it is attempting to commercialize into two medical products. For a discussion of the conflicts of interest involved in Mr. Rosellini’s and other members of management’s other business endeavors see “Conflicts of Interest” below.

Marathon Patent Group (NASDAQ:MARA) is a patent and patent rights acquisition and licensing company. It acquires patents and patent rights from patent holders ranging from individual inventors to Fortune 500 companies. It generates revenue with a diversified portfolio through actively managed licensing campaigns including litigation on infringed patents. William Rosellini is a director of Marathon and his holding company Rosellini Scientific is a minority shareholder of Marathon. Our company develops and commercializes medical devices that from time to time involve technology that is protected by intellectual property in the form of patents. There are no conflicts between the two companies. In the event that in the future the Company should consider acquiring a patents or license from Marathon, Mr. Rosellini will abstain from voting on the matter at the Company’s Board of Directors meeting.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Mark Bates

Dr. Mark C. Bates, MD, DSc.(hon), FACC, FSCAI, FSVM is the co-founder and Chief Innovation Officer for the Company and has been on the Board of Directors since his appointment in February 2016.  We believe he is qualified to serve on our Board of Directors because he was the founder of the acquired company (Nexeon MedSystems Inc, a Delaware corporation “NXDE”) where he was also the Board Chairman and CEO from November, 2004 through the date of merger with Nexeon.  Dr. Bates was responsible for leading NXDE through several important milestones including: manufacturing facility quality systems development and ISO certification, managing products through clinical trials, spinout and merger of the stent portfolio with CeloNova BioSciences in 2011, sale of an inventory saving system to BioSensors International in 2013, and the sale of a cell therapy regenerative medicine portfolio to Cook Medical in 2014.  Since 2011 he has been on the board of CeloNova BisoSciences, which recently sold their embolization portfolio to Boston Scientific.  Since 2001 he has been the co-director of a CAMC Vascular Center of Excellence in Charleston, WV and has more than 20 years of interventional cardiology and endovascular surgery experience during which time he has performed or supervised thousands of coronary and peripheral procedures.  In addition to the patents in our Company, Dr. Bates has been named as inventor or co-inventor on over 100 U.S. and Foreign Patents in the medical field, but not all of these patents have led to commercialization.  Over the past five years, Dr. Bates has stayed involved in teaching with a part-time faculty position as Professor of Medicine and Surgery at West Virginia University School of Medicine in Charleston, West Virginia. Dr. Bates does not currently, and has not for the last five years, served as a member of the Board of Directors for any other public companies. Dr. Bates is qualified to serve on our Board of Directors because, as a result of his past business endeavors over the last three decades.

Ron Conquest

Mr. Conquest has served as the Chief Operating Officer and a Director of the Company since inception on December 7, 2015. Since 2009, Mr. Conquest has served as Chairman and CEO of WindGen Energy, Inc., which holds royalty agreements that will pay the company royalties for the sale of small wind turbines in the United States, Canada, the United Kingdom and the Republic of Ireland. WindGen Energy is currently delinquent in its SEC filings since 2012.

Mr. Conquest’s executive experience includes Chairman of the Board and CEO-level corporate management along with domestic and international corporate finance. Mr. Conquest’s corporate operating experience includes being responsible for the day-to-day operations, From January 1979 to December 1983 for RH Energy, Inc., an Oklahoma-based oil & gas Company with 200 employees; From January 1984 to December 1988 served American Medical Support, Inc., an Oklahoma-based multi-state medical oxygen company with 50 employees; From January 1989 to February 1999 Mr. Conquest was the Managing Director of Warwick Clarendon Investors and the Conquest Group involved in Boutique Investment Banking and Acquisitions and Mergers on both a National and International basis. From March 1999 to October 2001 he was employed by FTM Media, Inc., a California-based website development company with 100 employees; and from 2005 to 2009 GEM Distribution Systems, LLC, an Arizona-based candy and tobacco distribution company with 25 employees. Mr. Conquest became a Director of Nuviant Medical Inc from its inception 2014 to present. In September of 2015 to present Mr. Conquest became the Chief Operating Officer of Rosellini Scientific, LLC.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Mr. Conquest is qualified to serve on our Board of Directors because, as a result of his past business endeavors over the last four decades, we believe Mr. Conquest has gained significant insight into the challenges that entrepreneurs face in today’s competitive business environment and could help the Company navigate many of the challenges facing an early-stage company.

Mr. Conquest is currently a member of the Board of Directors of WindGen Energy, Inc. (WGEI.PK); besides this company, Mr. Conquest is not currently, and has not for the last five years, served as a member of the Board of Directors of any other public companies.

Elizabeth Rosellini

Elizabeth Rosellini, DDS has served as the Vice President of Clinical Affairs since Company inception on December 7, 2015. Between July 2013 and February 2014, Dr. Rosellini served as Chief Clinical Officer of Rosellini Scientific, LLC, which develops medical rehabilitation devices to support patients post-procedure.  Dr. Rosellini served on the early leadership teams of a number of portfolio projects initiated at Rosellini Scientific.  More specifically, she facilitated the spin out of Telemend Medical, Inc., a clinical engineering company that optimizes delivery of medical devices and systems in hospitals and sub-acute care facilities, where she continued to serve as Chief Clinical Officer through May 2016.  Since 2013, Dr. Rosellini has wholly-owned and operated Rosellini Family Dental, PLLC, a mobile dental care and billing company that services nursing homes and assisted living facilities.  Also while at Rosellini Scientific, she served was part of the team that facilitated the spin out and foundation of Nuviant Medical, Inc., where she stayed on and served as Vice President of Business Development from November 2014 to February 2016.  Prior to spring 2013 when she shifted her focus and joined brother Will Rosellini in pursuit of the aforementioned entrepreneurial endeavors, Dr. Rosellini practiced as an associate dentist in various private practices in both Florida and Texas.  Dr. Rosellini holds a BA in Chemistry and Mathematics from the University of Texas at Austin (attended 2004-2007) as well as a Doctorate of Dental Surgery from Texas A&M University (attended 2007-2011), where she developed specific interest in and experience with research and development as related to the head and neck region.  She has unique experience with technical device development as well as co-morbidity management as related to cross-disciplinary approach to systemic healthcare treatment.

Christopher Miller

Mr. Miller has served as Interim Chief Financial Officer (“CFO”) of the Company since December 2015. Since 2002, Mr. Miller has been providing financial and business development consulting and interim CFO services, with a focus on early-stage companies. From 2006 to 2008, Mr. Miller provided public company valuation, financial modeling and due diligence services to Doherty & Company, LLC, a Los Angeles based broker-dealer specializing in venture capital, private equity funding, mergers and acquisitions advisory and valuations for early-stage companies. From June 2009 to June 2010, Mr. Miller served as a member of the Board of Directors of WindGen Energy, Inc. (WGEI.PK). Other than the foregoing, Mr. Miller does not currently, and has not for the last five years, served as a member of the Board of Directors for any public companies.

17.	We note your disclosure that Dr. Bates raised “$30 million from publicly traded medical device companies and private investors” and sold the “embolization procedure to Boston Scientific for $70 million.” Please ensure that the background information that you highlight in this section is balanced, with equally prominent explanation of the experience of your officers and directors with unsuccessful transactions.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

See the revised biography of Dr. Bates set forth in response to Comment 16, above. You will note in Dr. Bates’ biographical information we have deleted all reference to dollar amounts.

18.	Please disclose Marathon Patent Group’s principal business. Please ensure that you provide this information with sufficient clarity so that investors can evaluate the extent to which its activities conflict with the registrant's activities. For example, if Marathon’s business also is to acquire intellectual property, it is unclear how future opportunities to acquire intellectual property will be allocated between you and Marathon. We also note your disclosure that Mr. Rosellini is your CEO and the chairman of Rosellini Scientific, Inc. and that he is the CEO of Nuviant Medical, Inc. Please also address any conflicts of interest from these relationships.

The following discussion regarding Marathon Patent Group’s principal business appears in Item 5. Directors and Executive Officers - Biographical Information under William Rosellini’s biographical information on Page 24 of the Amendment.

Marathon Patent Group (NASDAQ:MARA) is a patent and patent rights acquisition and licensing company. It acquires patents and patent rights from patent holders ranging from individual inventors to Fortune 500 companies. It generates revenue with a diversified portfolio through actively managed licensing campaigns including litigation on infringed patents. William Rosellini is a director of Marathon and his holding company Rosellini Scientific is a minority shareholder of Marathon. Our company develops and commercializes medical devices that from time to time involve technology that is protected by intellectual property in the form of patents. There are no conflicts between the two companies. In the event that in the future the Company should consider acquiring a patents or license from Marathon, Mr. Rosellini will abstain from voting on the matter at the Company’s Board of Directors meeting.

The following discussion regarding conflicts of interest of Mr. Rosellini appears in Item 5. Directors and Executive Officers - Conflicts of Interest on Page 26 of the Amendment.

Rosellini Scientific, LLC is a company wholly-owned by Mr. Rosellini which acquires interests in other companies such as Nexeon and Nuviant Medical Inc. in exchange for Rosellini Scientific assets. Rosellini Scientific is not currently acquiring any additional intellectual properties and will not acquire any such properties in the future that are not first offered to Nexeon and voted on by its Board of Directors with Mr. Rosellini abstaining. There has been no conflict of interest between Nexeon and Nuviant because Nexeon’s patents were acquired from NXDE, a company with which Mr. Rosellini had no affiliation and because the majority of Nuviant’s assets were acquired from a European company with which Mr. Rosellini had no affiliation prior to the acquisition of the assets by Nuviant.

All potential or actual conflicts of interest for all Nexeon Directors and officers have been approved by Nexeon’s Board of Directors (with abstention by the conflicted Director) pursuant to Nexeon’s Code of Business Conduct and Ethics. Such Board of Directors approval for conflict of interest transactions is consistent with Nevada corporate law statutes.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

19.	Please tell us what consideration you gave to expanding your discussion of Mr. Conquest’s experience to disclose that WindGen Energy has not filed any Exchange Act reports since February 4, 2014 and that FTM Media’s registration was revoked on July 9, 2012.

No consideration was given to a discussion related to WindGen Energy SEC filings in as much as the financial ability of WindGen Energy’s ability to make such filings is beyond the control of Mr. Conquest. Further, Form 15 rules do not allow the Company to make such a Form 15 filing. Mr. Conquest changed biography in response to Comment 16 above for the inclusion of the delinquent filing information for WindGen. Mr. Conquest’s biography now reflects that his involvement in FTM Media ended over ten years prior to its de-listing and therefore, such de-listing fact is not relevant to Mr. Conquest.

20.	Please ensure that you have provided disclosure that led to your conclusion that each of your directors should serve as director in light of your business and structure. See Regulation S-K Item 401(e).

See the changed biographies set forth in response to Comment 16 above for the additional language concerning our conclusions on our Directors. The disclosure has been provided that has led to a conclusion that each of the Company’s directors should serve as a director of the Company in light of the Company’s business and structure pursuant to Regulation S-K item 401(e).

21.	Please tell us why you have not identified Dr. McWade as an executive officer given the definition of “executive officer” in Rule 405. We note in this regard your disclosure in the third paragraph on page 26 that Dr. McWade is your vice president of Emerging Technologies.

Pursuant to Rule 405 the definition of an Executive Officer is: The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Dr. McWade does not meet the standards of the above definition to be classified as an Executive Officer. She is not in charge of a principal business unit, division, or function, nor does she perform any policy making functions. Dr. McWade’s job responsibilities are limited to assisting in the processing of Federal Grant Applications.

We have therefore removed the discussion regarding Dr. McWade under Item 6. Employment Agreements and have removed her employment agreement from the list of Exhibits in the Amendment.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

Summary Executive Compensation, page 23

22.	Regarding the two tables on page 23, provide one table in the tabular format specified in Regulation S-K Item 402(n) concerning the executive compensation of the named executive officers for your last completed fiscal year.

The chart set forth below now appears in Item 6. Executive Compensation - Summary Executive Compensation on Page 27 in the Amendment.

						Nonequity	Nonqualified
						incentive	deferred
				Stock	Option	plan	compensation	All other
		Salary	Bonus	Awards	Awards	compensation	earnings	compensation	Total
Name and Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

William Rosellini	2015	$—	$	$—	$—	$—	$—	$—	$—
President & CEO
Mark Bates	2015	—	—	—	—	—	—	—	—
Chief Innovation Officer
Ron Conquest	2015	—	—	—	—	—	—	—	—
Chief Operating Officer
Elizabeth Rosellini	2015	—	—	—	—	—	—	—	—
Vice President of Clinical Affairs
Christopher Miller	2015	—	—	252	—	—	—	—	252
Interim Chief Financial Officer

Equity Incentive Plan, page 24

23.	Please clarify the disclosure in the second paragraph of this section that the options to purchase a total of 250,000 shares “vest in monthly increments of 6, for three years.” Also tell us where in this section you discuss the stock options issued to Dr. McWade mentioned in section 6(a) of the agreement filed as exhibit 10.05.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

The second paragraph under the Incentive Plan section on Page 24 reflected a typographical error where a portion of the first paragraph was inadvertently repeated. The Employment Agreement of Dr. McWade has been edited to reflect that the number of options granted to her have been increased from 250,000 to 252,000 and the vesting schedule has been changed from quarterly over a three year period to monthly at the rate of 7,000 options per month over 36 months. Dr. McWade’s options are disclosed under Item 7. Certain Relationships and Related Transactions on page 31 of the Amendment. Based on the response to Comment 21 herein above we have removed the discussion regarding Dr. McWade under Item 6 - Employment Agreements and have removed her employment agreement from the list of Exhibits included with the initial Form 10-12G.

Shares Available under the 2016 Omnibus Incentive Plan, page 25

24.	Please reconcile the reference to the maximum shares available for issuance under the plan are 3 million in the first paragraph on page 25 with the reference to the maximum number of shares available under the plan are 2.5 million in section 4(a) of your incentive plan agreement filed as exhibit 4.01.

The Incentive Plan attached as Exhibit 4.01 was inadvertently not the final version of the Plan. The correct Incentive Plan reflecting 3,000,000 options is attached to the Amendment as Exhibit 4.01.

Item 7. Certain Relationships and Related Transactions, page 26

25.	Regarding the transactions with Elizabeth Rosellini and Rosellini Scientific mentioned in the seventh and eighth paragraphs on page 27, please disclose the principle followed in determining the amount at which the assets were acquired from the related person, and identify the persons making the determination. If the assets were acquired by the related person within two years prior to their transfer to the registrant, state the cost of the assets to the related person.

The following discussion regarding the transactions with Elizabeth Rosellini and Rosellini Scientific appears under Item 7. Certain Relationships and Related Transactions on Page 32 of the Amendment.

In accounting for the contribution of assets regarding the transactions with Elizabeth Rosellini and Rosellini Scientific, the Company recorded the assets received at fair value in accordance with ASC 845, Non-monetary transactions. Prior to the contribution Elizabeth Rosellini and Rosellini Scientific were not related parties of the Company, but became related parties through the issuance of the 15,000,000 shares and a controlling interest in the company. The One-to-One Fair Value principle was applied in determining the amount at which the assets were acquired from the related parties as agreed upon by the Company and the related party. The acquired Nuviant Medical Inc. common stock was acquired based on the most recent 409A valuation of $0.10 per share for these privately held shares. The acquired Microtransponder, Inc. common stock was acquired based on the most recent 409A valuation of $416 per share for these privately held shares. The acquired Emeritus, Inc. common stock was acquired based on the most recent third-party transaction for $204.08 per share. Assets acquired by the related persons within the last two years include the Nuviant Medical Inc. common stock. The cost of the 1,675,000 common shares of Nuviant Medical Inc. to the related party and acquired from Rosellini Scientific, LLC was $1,675 or approximately $.001 per share. The cost of the 60,000 common shares of Nuviant Medical Inc. to the related party and acquired from Elizabeth Rosellini was $6,000 or approximately $0.010 per share. The person making the above determination of values was Chris Miller the Interim Chief Financial Officer of the Company.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

26.	Please tell us why you do not disclose in this section the notes payable to stockholders mentioned on pages F-27 and F-32. Please see Regulation S-K Item 404(a)(5).

The following language disclosing the two notes payable to two stockholders has been added to Item 7. Certain Relationships and Related Transactions on page 31 of the Amendment and in the Notes to Financial Statements for June 30, 2016 in Note 8 - Related Party Transactions on Page F-43:

The Company has a note payable with a two stockholders in the amount of $10,000 each, which bear interest at the rate of 12% per annum and mature March 31, 2018.

Item 10. Recent Sales of Unregistered Securities, page 30

27.	Please expand the disclosure in the third paragraph on page 30 to briefly indicate the facts relied upon in claiming the exemption from registration used in connection with the issuance of 1,659,946 shares of your common stock.

The following discussion regarding the exemption from registration used in connection with the issuance of 1,659,946 shares appears under Item 10. Recent Sales of Unregistered Securities on Page 34 of the Amendment.

This merger was unanimously approved at a meeting of NXDE’s common and preferred shareholders, all of whom are “Accredited Investors” as defined by Rule 501 of SEC Regulation D. Based on these facts, we believe the issuance of Company common stock to the NXDE common and preferred shareholders qualifies as a Section 4(2) exemption from registration.

28.	Please revise the disclosure in the fifth paragraph on page 31 to provide more specific information about the services provided by Sheneka Rains.

The following discussion regarding the services provided by Sheneka Rains appears under Item 10. Recent Sales of Unregistered Securities on Page 35 of the Amendment:

Sheneka Rains primary function is to plan, lead, and manage medical device programs, utilizing multi-disciplined product development teams. Projects span portions of the entire development life-cycle, from concept/feasibility, to detailed design, and on to manufacturing transition and launch, as well as post launch support. Her responsibility is to lead the overall program planning, staffing, project execution, cost control, risk management, primary client relationship duties and working under the oversight of the group’s Advisory Board for that particular project.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

29.	Please show us how you reconcile the information in this section about the issuance of shares of common stock with your disclosure on page 32 regarding 20,242,265 shares of common stock outstanding.

The following discussion reconciles the issuance of the number of shares of the Company’s Common Stock issued and outstanding.

Our authorized capital stock consists of 75,000,000 shares of common stock with a par value of $.001. As of the Effective Date of this registration statement, there are 18,794,764 shares of our common stock and zero shares of preferred stock authorized.

The total issued and outstanding shares of Common Stock are reconciled to the following:

1.	February 16, 2016, 1.659,946 of the Company’s common stock exchanged for the all the outstanding common and preferred stock of the acquiree.

2.	370,000 of the Company’s common shares exchanged for the $370,000 stockholder note payable to Dr. Mark Bates.

3.	451,482 of the Company’s common shares exchanged for the $451,482 of stockholder notes payable and accrued interest to Mr. Ralph Ballard.

4.	427,075 of the Company’s common shares exchanged for the $427,075 of stockholder notes payable and accrued interest to the three trusts representing three of Ralph Ballard’s children.

5.	Subsequent to the Merger, 34,261 of the Company’s common shares were exchanged for the $34,261 in stockholder notes payable and accrued interest to three stockholder’s of the Company.

6.	On December 15, 2015, the Company issued 500,000 shares of its common stock to its Chief Operating Officer, Ron Conquest.

7.	On January 1, 2016, the Company issued 252,000 shares of common stock to its Interim Chief Financial Officer, Chris Miller.

8.	On January 2, 2016, the Company issued 1,800,000 shares of its common stock to its Vice President of Clinical Affairs, Dr. Elizabeth Rosellini DDS pursuant to an Asset Contribution Agreement.

9.	On January 2, 2016, the Company issued 13,200,000 shares of its common stock to Rosellini Scientific, LLC pursuant to an Asset Contribution Agreement.

10.	Between March and April of 2016, the Company issued 100,000 shares of its common stock and warrants to purchase 100,000 shares of its common stock with a strike price of $2.00 per share and a term of 36 months, realizing aggregate proceeds of $100,000.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

The number of shares shown on page 32 was incorrect in initial Form 10-12G. The correct number of 18,794,764 shares of the Company’s common stock has been added under Item 4. Security Ownership of Certain Beneficial Owners and Management on Page 22 and Item 11. Description of Registrant’s Securities to be Registered on Page 36 of the Amendment.

Market for Our Shares of Common Stock, page 33

30.	Please expand your disclosure regarding the OTCBB in the second paragraph of this section to clarify, if true, that you are referring to the OTCQB marketplace. We note in this regard the reference to the OTCQB in section 1.b of exhibit 10.02.

The following discussion has been added under Item 11. Description of Registrant’s Securities to be Registered on Page 37 of the Amendment:

Market for Our Shares of Common Stock

As of the date of this registration statement, there is no public market for our securities. There has been no public trading of our securities, and, therefore, no high and low bid pricing.

We plan to contact a market maker immediately following the completion of the Offering and apply to have the shares quoted on the OTC Markets (“OTCQB”). The OTCQB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter securities. The OTCQB is not an issuer listing service, market or exchange. Although the OTCQB does not have any listing requirements to be eligible for quotation on the OTCQB, issuers must remain current in their filings with the SEC. Market makers are not permitted to begin quotation of a security of an issuer that does not meet this requirement. Securities already quoted on the OTCQB that become delinquent in their required filings will be removed following a 30- or 60-day grace period if they do not make their required filing during that time.

We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between the Company and any market maker regarding participation in a future trading market for our securities.

March 31, 2016 Financial Statements of Nexeon MedSystems Inc., a Nevada corporation

Consolidated Statement of Cash Flows, page F-34

31.	Please disclose the non-cash activity with regard to shares issued for any notes and accrued interest related to the NXDE acquisition, as discussed on page 27. Refer to ASC 230-10-50-3 through 50-6.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

We have updated the statement of cash flows for the six months ended June 30, 2016 to include the non-cash activity relating to the shares issued for notes and accrued interest related to the NXDE acquisition.

Notes to Financial Statements, page F-35

32.	Please revise your filing to include disclosure of changes in the components of shareholders’ equity as a separate statement or in the footnotes to these financial statements. Refer to ASC 505-10-50-2.

The details of the changes in the components of shareholders equity are included in the Notes to Financial Statements for June 30, 2016 in Note 7 - Equity beginning on page F-41 of the Amendment.

Note 4 – Acquisition, page F-36

33.	In connection with your February 16, 2016 acquisition of Nexeon MedSystems Inc., a Delaware company, please address the following:

•	Provide us with your analysis of how you determined the Nevada Corporation Nexeon MedSystems Inc. was the accounting acquirer. Refer to ASC 805-10-55-10 through 55-15.

In accordance with ASC 805-10-55-12, in a business combination effected primarily by exchanging equity interest, the acquirer usually is the entity that issued its equity interests.  Other pertinent facts and circumstances shall be considered in identifying the acquirer, including the following (with our analysis following each point.)

a.      The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Prior to the acquisition the Company had 15,752,000 shares outstanding. The Company issued 1,659,946 shares in the acquisition, or less than 10% of the combined entity ownership. As a conclusion there was no change of control in the entity after the combination and the prior owners retained control and the largest portion of the voting rights in the combined entity after the acquisition.

b.      The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. The shares issued in regards to the January 2, 2016 issuance of 15,000,000 represents a significant voting interest in the combined entity.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

c.      The acquirer is usually the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body. Rosellini Scientific, which is controlled by William Rosellini, owns approximately 78% of the issued and outstanding shares of the combined entity (which were owned by him prior to the acquisition). Mr. Rosellini has the ability to control the membership of the governing body of the company after the combination.

d.      The acquirer usually is the combining entity whose former management dominates the management of the combined entity. There was no change in the management of the company post combination.

In accordance with ASC 805-10-55-13, the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earning) is significantly larger than that of the other combining entity. Prior to the merger NXDE had nominal assets, no revenue, and no positive earning. The only significant transactions were general and administrative expenses, and interest expense on existing debt.

In light of the above facts and circumstances, the Company determined that it was the accounting acquirer in the acquisition of NXDE. In summary there was no change of control, voting rights, or management of the Company after the acquisition. The acquired entity was not significantly larger than that of the Company.

•	Provide us with your analysis of the guidance at ASC 805-40. Tell us your consideration as to whether the February transaction represented a recapitalization rather than a merger.

In analyzing the acquisition of NXDE in accordance with ASC 805-10-55, as discussed above, it was determined that the transaction was to be accounted for as a business combination with the Company being the accounting acquirer and not to be accounted for as a recapitalization or reverse merger.

•	Tell us and revise the filing to disclose how the aggregate fair market value of the consideration issued was determined. Refer to ASC 805-30-50-1(b)(4).

The following language has been added to the Notes to Financial Statements for June 30, 2016 in Note 4 - Acquisition on Page F-36 of the Amendment:

The aggregate fair market value of the consideration issued, $2,684,253, was determined through the combination of the arms-length negotiated price with the acquiree of $1.00 for each common share par value $.001 common stock of the acquirer and transferred for each dollar of acquiree's stockholder's notes payable and accrued interest in the amount of $645,000 in stockholder's notes payable and $176,482 of associated accrued interest. $202,825 of accrued interest related to the acquiree's stockholder's notes was contributed as part of the consideration and 1,659,946 shares of the Company's par value $.001 common stock, with an arms-length negotiated price with the acquiree of $1.00 per share was transferred for all the issued and outstanding common and preferred series A preferred series B stock of the acquiree.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

34.	Please revise this footnote to provide the disclosures required by ASC 805-10-50. In particular, please address the primary reasons for the acquisition as required by ASC 805- 10-50-2.d.

The acquiree in the merger transaction is Nexeon MedSystems Inc, a Delaware corporation a private company, primarily engaged in the development and commercialization of a unique series of breakthrough therapies for people with cardiovascular disease. The date of Merger was February 16, 2016 and 100% of the equity voting interest was acquired.

The primary reason for the acquisition of the acquiree was to acquire unique intellectual property owned by the acquiree and technical knowledge retained by the acquiree and to further develop these technologies for potential commercialization.

The foregoing language has been added to the Notes to Financial Statements for June 30, 2016 in Note 4 - Acquisition on Page F-36 of the Amendment.

Note 7 – Equity, page F-39

35.	Please revise your equity footnotes to explain, in summary form, the pertinent rights and privileges of all warrants issued and outstanding at the end of each annual and interim reporting period presented. Refer to ASC 505-10-50-3.

The following language has been added to the Notes to Financial Statements for June 30, 2016 in Note 7 - Equity on Page F-42 of the Amendment:

As part of the Merger Agreement and the Private Placement, the Company issued 1,282,818 warrants to purchase the Company’s common stock as part of the exchange for $950,000 in NXDE stockholder notes and $332,818 in accrued interest related to those loans. As part of the Private Placement, the Company issued 100,000 in warrants to subscribers purchasing $100,000 in units of the offering. The warrants provide the holders the right to acquire one share of the Company's common stock par value $.001 for $2.00 exercisable for a period of three years from the acquisition date. The warrants have limited transferability to an affiliate of the holder only, cannot be sold as a warrant and do not contain a cash-less exercise provisions. The warrants do not include any terms or contracts to issue additional shares, have no liquidation preferences or participation rights. As of the June 30, 2016 reporting period no warrants have been exercised.

Note 8 – Related Party Transactions, page F-40

36.	We note the disclosures with regard to your executive officers on pages 19 through 28. Please explain to us whether all common shares or warrants issued to them in transactions, other than compensation arrangements, as described in Item 7 on page 26, are disclosed in this note and revise the note as necessary to include all disclosures required by ASC 850-10-50-1. Also refer to ASC 850-10-20.

The following language has been added to the Notes to Financial Statements for June 30, 2016 in Note 8 - Related Party Transactions on Page F-43 of the Amendment:

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 16, 2016

As of June 30, 2016, the Company's chief operating officer loaned $415 to the Company. The loan is non-interest bearing with no set terms of repayment.

As of June 30, 2016, $27,222 is due and payable to Rosellini Scientific, LLC, the largest shareholder in the Company. The loan is non-interest bearing with no set terms of repayment.

The Company has a note payable with a two stockholders in the amount of $10,000 each, which bear interest at the rate of 12% per annum and mature March 31, 2018.

Exhibit 10.01

37.	Please file the exhibits missing from exhibit 10.01.

As to the exhibits for Exhibit 10.01, Exhibit A - Patents is the Patent List filed as Exhibit 99.1. We have removed Exhibit 99.1 from the exhibit list and the Exhibit A - Patents is now attached as Exhibit A to Exhibit 10.01. Exhibit B is a list of stockholders. Since this is confidential information, we will not be filing it with Exhibit 10.01. Exhibit C does not exist, as Exhibit D should have been referenced as Exhibit C. Exhibit D - form of Royalty Agreement - to date this Agreement has not been provided by legal counsel for NXDE.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The disclosure in the Amendment has been revised in order to comply with the disclosure requirements of the Securities Exchange Act of 1934 and all applicable Exchange Act rules.

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned to Ron Conquest at the Company by telephone at 844-919-9990 or by email at ron@nexeonmed.com.

Regards,

/s/ Ron Conquest
Ron Conquest
Chief Operating Officer